BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F



03 AUG -6 AM 7:21

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	May 31, 2003	03/07/28

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	Raymond A. Hrkac	03/07/28
[signature]	J. Haig deB. Farris	03/07/28

dlw 8/6

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	May 31, 2003	November 30, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 521,638	$ 179,412
Sundry receivable	126,873	82,365
Prepaid expense	870	88,797
Marketable securities	3,800	3,800
	653,181	354,374
Mineral properties and deferred exploration costs (Note 1)	6,651,474	6,135,705
Capital assets	284,406	290,063
	$ 7,589,061	$ 6,780,142
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 300,425	$ 356,819
Current portion of mortgage loan	12,920	12,920
	313,345	369,739
Mortgage loan	64,541	71,004
	377,886	440,743
SHAREHOLDERS' EQUITY		
Share capital (Notes 2, 3)	17,436,937	16,357,640
Contributed surplus	34,980	34,980
Deficit	(10,260,742)	(10,053,221)
	7,211,175	6,339,399
	$ 7,589,061	$ 6,780,142

Approved by the Board of Directors:

Director

Director

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2003	May 31, 2002
Administration costs		
Amortization	$ 696	$ 367
Consulting fees	12,836	12,000
Corporate relations	17,638	2,850
Interest expense	211	161
Legal and audit	14,608	(1,972)
Licences, taxes, insurance and fees	8,577	7,602
Office services and expenses	20,939	19,448
Shareholders' meetings and reports	18,020	10,812
Travel	1,459	74
Operating loss	(94,984)	(51,342)
Other income (loss)		
Interest income	3,975	148
Foreign exchange adjustments	(2,305)	-
Loss on sale of investments	-	(161)
Write-off of exploration and mineral property costs	(13,948)	(19,554)
	(12,278)	(19,567)
Loss for the period	(107,262)	(70,909)
Deficit, beginning of period	(10,153,480)	(9,379,087)
Deficit, end of period	$ (10,260,742)	$ (9,449,996)
Net loss per share	$ (0.002)	$ (0.001)
Weighted average number of common shares outstanding	56,362,859	43,269,213

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the six months ended (Unaudited)	May 31, 2003	May 31, 2002
Administration costs		
Amortization	$ 990	$ 734
Consulting fees	24,835	24,000
Corporate relations	42,686	10,228
Interest expense	443	388
Legal and audit	26,461	(919)
Licences, taxes, insurance and fees	18,364	8,009
Office services and expenses	36,685	37,208
Shareholders' meetings and reports	18,789	11,623
Travel	7,299	543
Operating loss	(176,552)	(91,814)
Other income (loss)		
Interest income	5,096	376
Foreign exchange adjustments	(2,529)	-
Loss on sale of investment	-	(161)
Write-off of exploration and mineral property costs	(33,536)	(56,958)
	(30,969)	(56,743)
Loss for the period	(207,521)	(148,557)
Deficit, beginning of period	(10,053,221)	(9,301,439)
Deficit, end of period	$ (10,260,742)	$ (9,449,996)
Net loss per share	$ (0.004)	$ (0.003)
Weighted average number of common shares outstanding	56,362,859	43,269,213

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2003	May 31, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (107,262)	$ (70,909)
Adjustment for items not involving cash:		
- amortization	696	367
- loss on sale of investment	-	161
- write off of exploration and mineral property costs	13,948	19,554
	(92,618)	(50,827)
Change in non-cash working capital items:		
- sundry receivable	(101,400)	(2,734)
- prepaid expenses	24,950	(56)
- accounts payable and accrued liabilities	202,594	5,189
	33,526	(48,428)
Cash flows from (used in) financing activities		
Shares issued for cash	236,500	77,500
Share issuance cost	(210)	(5,614)
Principal reduction of mortgage loan	(3,016)	(2,736)
	233,274	69,150
Cash flows from (used in) investing activities		
Mineral property costs	(12,574)	(32,766)
Deferred exploration costs	(427,838)	(93,185)
Purchase of capital assets	(6,131)	(919)
Proceeds from sale of investment	-	3,638
	(446,543)	(123,232)
Decrease in cash and cash equivalents	(179,743)	(102,510)
Cash and cash equivalents, beginning of period	701,381	178,794
Cash and cash equivalents, end of period	$ 521,638	$ 76,284
Supplementary cash flow information		
Cash paid for interest charges	$ 1,132	$ 2,015

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2003	May 31, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (207,521)	$ (148,557)
Adjustment for items not involving cash:		
- amortization	990	734
- loss on sale of investment	-	161
- write off of exploration and mineral property costs	33,536	56,958
	(172,995)	(90,704)
Change in non-cash working capital items:		
- sundry receivable	(44,508)	12,461
- prepaid expenses	87,927	411
- accounts payable and accrued liabilities	(56,394)	(23,656)
	(185,970)	(101,488)
Cash flows from (used in) financing activities		
Shares issued for cash	1,236,500	120,000
Shares issued for cash – flow-through shares	-	155,500
Share issuance cost	(157,203)	(10,411)
Principal reduction of mortgage loan	(6,463)	(5,036)
	1,072,834	260,053
Cash flows from (used in) investing activities		
Mineral property costs	(12,574)	(43,761)
Deferred exploration costs	(525,933)	(173,147)
Purchase of capital assets	(6,131)	(1,470)
Proceeds from sale of investment	-	3,638
	(544,638)	(214,740)
Increase (decrease) in cash and cash equivalents	342,226	(56,175)
Cash and cash equivalents, beginning of period	179,412	132,459
Cash and cash equivalents, end of period	$ 521,638	$ 76,284
Supplementary cash flow information		
Cash paid for interest charges	$ 2,718	$ 3,877

Please see notes accompanying these financial statements.

Schedule A – Financial Information

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2003

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2002.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2002	property cost additions	exploration cost additions	written off	Balance May 31, 2003
		[—December 1, 2002 to May 31, 2003—]			
Diamond Venture - general exploration	$ -	$ -	$ 33,536	$ (33,536)	$ -
Doyle Lake	706,086	279	1,405	-	707,770
Clinton	-	12,120	676	-	12,796
Fishback Lake and Dessert Lake	334,339	-	-	-	334,339
CH	2,765,124	175	500,861		3,266,160
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	901,547	-	253	-	901,800
McConnell Creek and other	1,386,665	-	-	-	1,386,665
	$ 6,135,705	$ 12,574	$ 536,731	$ (33,536)	$ 6,651,474

	Balance November 30, 2002	Dec 1/02 to Additions	May 31/03 written off	Balance May 31, 2003
Mineral property costs	$ 493,537	$ 12,574	$ -	$ 506,111
Deferred exploration costs	5,642,168	536,731	(33,536)	6,145,363
	$ 6,135,705	$ 549,305	$ (33,536)	$ 6,651,474

Exploration costs incurred during the six months ended:

	May 31, 2003	May 31, 2002
Amortization	$ 10,798	$ 11,924
Charter Aircraft	55,431	3,670
Drilling, trenching, sampling	213,648	17,848
Licences and recording fees	4,662	15,208
Mortgage interest	2,274	3,489
Project supplies	60,618	19,693
Salaries and wages	42,228	48,606
Survey	28,532	-
Technical and professional services	81,593	62,918
Transportation	36,947	1,715
	$ 536,731	$185,071

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2002	52,880,843	$16,357,640
For cash:		
Private placement, net of share issued costs	5,000,000	842,797
Exercise of share purchase warrants	405,000	91,000
Exercise of stock options	485,000	145,500
Balance, May 31, 2003	58,770,843	$17,436,937

(c) During the period ended May 31, 2003, the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000. The Company paid a finder's fee of $80,000.

(d) At May 31, 2003, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
1,087,332	0.30	September 4, 2003
125,000	0.20	January 2, 2004
300,000	0.20	January 16, 2004
520,000	0.20	May 31, 2004
450,000	0.20	June 24, 2004
5,200,000	0.20	July 11, 2004
7,682,332		

3. Stock Options

During the period, the Company's Board of Directors approved and granted a total of 1,175,000 stock options to directors and employees of the Company. 745,000 of these options are exercisable at the price of $0.25 per common share and expire February 6, 2008 and 430,000 of these options are exercisable at $0.30 per share and expire April 25, 2008. Each option entitles its holder to acquire one common share of the Company. These options are vested over an 18 month period.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2003

3. **Stock Options** (continued)

Stock options outstanding as at May 31, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2002	5,843,500	$ 0.26
Granted	1,175,000	$ 0.27
Expired	(253,500)	$ 0.30
Exercised	(485,000)	$ 0.30
Options outstanding at May 31, 2003	6,280,000	$ 0.26

The weighted average fair value of the options granted during the period ended May 31, 2003 was $0.27.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.30	6,280,000	2.82	$ 0.26	4,698,875	$0.26

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 85.53%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	May 31, 2003
Net (loss) for the period:	
- as reported	$(207,521)
- pro-forma	$(270,411)
Basic and diluted (loss) per share:	
- as reported	$(0.004)
- pro-forma	$(0.005)

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2003

4. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. On May 2, 2003 the Company was informed that the Department of Indian and Northern Affairs' appointed federal tribunal had ruled in favour of the Company on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims. On May 27, 2003 counsel for Golden Rule and Inukshuk advised the Company and the Tribunal that they would not be appealing the decision of the Tribunal pronounced May 2, 2003.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

5. Related Party Transactions

During the six months ended May 31, 2003, the Company was billed $24,000 all of which is included in accounts payable) by one director (May 31, 2002– $28,600) for consulting fees and technical and professional services. The fees for the period ended May 31, 2003 are recorded as consulting fees in the financial statements. As at May 31, 2003, the Company has accrued $36,000 owing to one director for consulting fees and technical and professional services.

6. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2003 and May 31, 2002.

The Company's total assets are segmented geographically as follows:

	May 31, 2003	May 31, 2002
Canada	$6,687,261	$5,089,437
United States	901,800	889,886
	$7,589,061	$5,979,323

7. Subsequent Events

Subsequent to May 31, 2003:

i) the Company issued 110,000 common shares pursuant to stock options exercised for gross proceeds of $27,167 and

ii) completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,225,000. The Company paid a cash finders' fee of $82,800.

Schedule B – Supplementary Information

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

1. Analysis of expenses and deferred costs:

For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for May 31, 2003.

For Deferred exploration costs incurred during the period see Note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for May 31, 2003.

2. Related party transactions:

Please see Schedule C – Management Discussion and Analysis sections on Related Party Transactions and Commitments.

3. Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission
Feb. 05, 2003	Common Shares	Private Placement	5,000,000	$0.20	$1,000,000	Cash	$80,000 finders fee
March 3. 2003	Common Shares	Stock option exercise	25,000	$0.30	$7,500	Cash	-
March 4, 2003	Common Shares	Exercise of warrant	25,000	$0.20	$5,000	Cash	-
March 6, 2003	Common Shares	Exercise of warrant	100,000	$0.20	$20,000	Cash	-
March 18, 2003	Common Shares	Stock option exercise	25,000	$0.30	$7,500	Cash	-
March 20, 2003	Common Shares	Exercise of warrant	100,000	$0.30	$30,000	Cash	-
March 24, 2003	Common Shares	Exercise of warrant	55.500	$0.20	$11,100	Cash	-
March 27, 2003	Common Shares	Exercise of warrant	80,000	$0.20	$16,000	Cash	-
April 2, 2003	Common Shares	Stock option exercise	95,000	$0.30	$28,500	Cash	-
April 16, 2003	Common Shares	Stock option exercise	130,000	$0.30	$39,000	Cash	-
April 17, 2003	Common Shares	Stock option exercise	210,000	$0.30	$63,000	Cash	-
May 7, 2003	Common Shares	Exercise of warrant	44,500	$0.20	$8,900	Cash	-

(b) Options were granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
Feb. 06, 2003	35,000	Director	Nick DeMare	$0.25	Feb. 06, 2008
Feb. 06, 2003	150,000	Director	J. Haig Farris	$0.25	Feb. 06, 2008
Feb. 06, 2003	50,000	Director	John.S. Auston	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	William Meyer	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	W. Wolodarsky	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	Timothe Huot	$0.25	Feb. 06, 2008
Feb. 06, 2003	125,000	Director, Officer, Employee	Raymond A. Hrkac	$0.25	Feb. 06, 2008
Feb. 06, 2003	310,000	Employee	Employees	$0.25	Feb. 06, 2008
April 25, 2003	25,000	Director	William Meyer	$0.30	April 25, 2008
April 25, 2003	25,000	Director	Nick DeMare	$0.30	April 25, 2008
April 25, 2003	75,000	Director	William Wolodarsky	$0.30	April 25, 2008
April 25, 2003	75,000	Director	J. Haig Farris	$0.30	April 25, 2008
April 25, 2003	230,000	Employee	Employees	$0.30	April 25, 2008

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

4. As at the end of the period:

(a) and (b) Authorized and issued share capital at May 31, 2003:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	58,770,843	$17,436,937

(c) Summary of options outstanding as at May 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	1,376,000	$0.20	July 18, 2007
Options	745,000	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Total	6,280,000		

(c) Summary of warrants outstanding as at May 31, 2003:

Security	Number	Exercise Price	Expiry Date
Warrants	1,087,332	$0.30	September 4, 2003
Warrants	125,000	$0.20	January 2, 2004
Warrants	300,000	$0.20	January 16, 2004
Warrants	520,000	$0.20	May 31, 2004
Warrants	450,000	$0.20	June 24, 2004
Warrants	5,200,000	$0.20	July 11, 2004
TOTAL	7,682,332		

During the period 6,753,600 warrants expired unexercised.

(d) There are no escrowed or pooled shares.

5. **Directors:** Raymond A. Hrkac, J. Haig Farris, Nick DeMare, W. Wolodarsky, William Meyer, John S. Auston, Timothe Huot (as of February 6, 2003)

Senior Officers: John Auston, Chairman
Raymond A. Hrkac, President and CEO
Nick DeMare, Corporate Secretary

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the Company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas. One of these, the Doyle Project with De Beers, is still in progress. In the year 2000, the Company began a claim acquisition program, the CH Project, south and west of Lac de Gras. To date approximately 300,000 acres of diamond exploration land is wholly owned by the Company in this project area.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton

The highlights of this past quarter were the findings of a Tribunal appointed by the Minister of Indian and Northern Affairs to uphold a decision made by the Supervising Mining Recorder in May, 1996 awarding the LA 26-30 mineral claims to GGL Diamond Corp. and the announcement that De Beers is to begin work on the now undisputed Doyle property.

The Doyle Lake project, adjacent to Mountain Province ("MPV") claims, is located 270 km to the northeast of Yellowknife. De Beers, 60% owner and project manager of the joint venture with GGL, has spent over $6 million to date on the project. De Beers plans to resume exploration in late July or early August. The exploration will include a twelve hole diamond drill program that will begin to define the strike length and dip of the Doyle kimberlite and test other separate targets in the area.

Located 8.5 km southwest of MPV's Hearne kimberlite pipe, the Doyle kimberlite sill was discovered during a reverse circulation drill program in August 1996. The 1996 drilling traced a northeast to southwest striking, shallow dipping, kimberlite sill, with intersections ranging from 0.2 to 5.7 metres in thickness, over a strike length of 1.3 km. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm.

An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led the joint venture to the sill location. The train extends beyond the north end of the sill and suggests the potential for a second source. A geometrically similar kimberlite at Snap Lake has extensive down dip extensions. According to the geophysical surveys at Doyle, significant extensions to the sill may be anticipated.

De Beers, in addition to drilling 12 "HQ" diamond drill holes, proposes the collection of a 100 kg – 180 kg microdiamond sample from the sill intersections, analysis of the core for variations in internal geology, geological modeling and possible ground geophysical surveys to continue to explore extensions of the sill.

As the kimberlite comes to surface below the till, larger, more representative samples for macro diamond testing can be obtained by less expensive surface trenching. If results continue to be encouraging, De Beers has indicated that this method for bulk sampling remains an option that will be considered in following exploration programs.

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

CH Project Area, Central Slave Craton

During this latest quarter the Company entered into a joint venture proposal with De Beers for the sole purpose of testing the exploration potential of the Company's wholly owned Bone claim on the southwest shore of Lac de Gras, and in particular to test a geophysical anomaly identified on the claim.

The anomaly was drilled by De Beers and the cause of the anomaly was not a kimberlite, but due to pyrrhotite in a brecciated zone of quartz vein material in metasediments. Upon assay of portions of the core, no economic values were found.

Ground geophysical surveys were completed over portions of the Seahorse, Starfish, and Winter Lake North (ZIP claims) in April 2003. Anomalous results in these areas require further evaluation, except for one area in Seahorse, Horseshoe Lake, where anomalous gravity and EM survey results were tested by two diamond drill holes. The drill holes were completed in late April and the geophysical anomalies were found to be due to a thick sequence of lake sediments.

Kimberlite indicator mineral (KIM) sampling results received to date, from the 2002 sampling program, have located new indicator mineral trains and defined previous trains. Potential kimberlite targets have been defined by sampling and geophysics on the Courageous and Seahorse claims and these are ready for drill testing. Indicator mineral trains are also located on the Starfish, Winter Lake South, Winter Lake North and Zip claims. Work is now in progress to define drill targets for both 2003 and 2004 in these areas.

Future Programs

Exploration for the next three months will be primarily directed to the CH Project area and is planned to include sampling, geophysics and drilling at a cost of up to $1.4 million.

Exploration and General and Administrative Expenditures

As at May 31, 2003, the Company had incurred exploration costs on mineral properties of $536,731 (charter aircraft $55,431; drilling, trenching and sampling $213,648; licences and recording fees $4,662; salaries and wages $42,228; technical and professional services $81,593; transportation $36,947 and project supplies of $60,618). Exploration costs for the period ended May 31, 2003 are higher than 2002 by $351,660, an increase of 190%.

On a per project basis, the Company spent the $536,731 exploration costs as follows: $33,536 on the Diamond Venture, $500,861 on the CH project, $1,405 on the Doyle Lake project, $676 on the Clinton and $253 on the Happy Creek Gold/Silver Property.

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

Exploration and General and Administrative Expenditures, continued

The Company reported a net loss of $207,521 for the period ended May 31, 2003 compared to a net loss of $148,557 for the period ended May 31, 2002 (an increase of 39.7% from 2002 to 2003). General administration expenses for the period ended May 31, 2003 were $176,552 compared to $91,814 for the period ended May 31, 2002 (an increase of 92% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $26,461; 2002 - $(919)), corporate relations (2003 – $42,686; 2002 - $10,228), travel (2003 - $7,299; 2002 - $543), licences, taxes, insurance and fees (2003 - $18,364; 2002 - $8,009) and shareholders' meetings and reports (2003 - $18,789; 2002 - $11,623).

Revenue for the period ended May 31, 2003 was $5,096 consisting of interest income compared with $376 for the period ended May 31, 2002.

Acquisition and Disposition of Resource Properties and Write offs

Eight claims were staked during the period ended May 31, 2003.

The write off of exploration and mineral property costs for the period ended May 31, 2003 was composed of $33,536 Diamond Venture general exploration.

Related Party Transactions

During the six months ended May 31, 2003 the Company was billed $24,000 (all of which is included in accounts payable) by one director (May 31, 2002 – $28,600) for consulting fees and technical and professional services. The fees for the period ended May 31, 2003 are recorded as Consulting fees. As at May 31, 2003, the Company has accrued $36,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" section.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of May 31, 2003. If the conditions precedent had been satisfied at May 31, 2003, the amount owing under the agreement would be approximately $146,000 in addition to the $36,000 accrued at May 31, 2003.

Schedule C – Management Discussion and Analysis

GGL DIAMOND CORP.

Quarterly Report For The Six Months Ended May 31, 2003

Financial Condition and Liquidity

The Company had working capital at May 31, 2003 of $339,836 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2003 the Company had $64,541 of long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2003, the Company experienced a negative cash flow of $172,995 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended May 31, 2003, the Company completed one private placement of 5,000,000 common shares for gross proceeds of $1,000,000, paid $80,000 cash as a finders' fee in relation to the private placement, issued 405,000 common shares pursuant to the exercise of warrants for gross proceeds of $91,000 and issued 485,000 common shares pursuant to the exercise of stock options for gross proceeds of $145,500 See Note 2 – Share Capital and Note 3 – Stock Options.

The Company's cash position as at May 31, 2003 was $521,638. The increase in cash position compared to November 30, 2002 was due principally to the completion of one private placement. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended May 31, 2003 was $3,884 (an increase of $2,652 from May 31, 2002), which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to May 31, 2003:

i) the Company issued 110,000 common shares pursuant to stock options exercised for gross proceeds of $27,167

ii) completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,225,000. The Company paid a cash finders' fee of $82,800.